SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 4

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2015

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Time of Issue	Amounts as to which registration is effective	Name of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

STEVEN MCLAREN

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

JAMES WU Acting Director Funds Management Division Department of Finance, Canada 13th Floor, 90 Elgin Street Ottawa, Ontario K1A 0G5	NICOLAS MARION Consul Consulate General of Canada 1251 Avenue of the Americas New York, NY 10020	PAUL E. DENARO Milbank, Tweed, Hadley & McCloy LLP 28 Liberty Street New York, NY 10005

* The Registrant is filing this amendment to its annual report on a voluntary basis.

Cautionary statement for purposes of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

This amendment, including the exhibit hereto, contains various forward-looking statements and information that are based on Canada’s belief as well as assumptions made by and information currently available to Canada. When used in this document, the words “anticipate”, “estimate”, “project”, “expect”, “should” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the key factors that have or will have a direct bearing on Canada are the world-wide economy in general and the actual economic, social and political conditions in or affecting Canada.

Recent Medium-Term Note Program issuances.

No portion of notes sold in connection with Canada’s medium-term note program described in Canada’s Pricing Supplement Number 1 to its Prospectus Supplement dated March 30, 2016 (the “Prospectus Supplement”) to its Prospectus dated February 26, 2015 (the “Prospectus”) were sold in circumstances where registration of such notes was required under the Registration Statement No. 333-200852. U.S.$4,037,500,000 aggregate principal amount of securities remain available for offer and sale under Registration Statement No. 333-200852.

Public Official Documents.

This amendment to Canada’s Annual Report on Form 18-K for the year ending March 31, 2015 is being filed to include Exhibit C-8. Exhibit C-8 is a publication of Canada and is included herein on the authority of such publication as a public official document. The information contained in any website referenced in Exhibit C-8 is not incorporated by reference into Exhibit C-8, or this annual report as amended.

This amendment to Canada’s annual report comprises:

(a)	The cover page and pages numbered 2 to 4 consecutively.

(b)	The following exhibit:

Exhibit C-8:	Recent Developments of Canada

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 4 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 29th day of July, 2016.

CANADA

By:	/s/ James Wu
James Wu Acting Director Funds Management Division Department of Finance Government of Canada

EXHIBIT INDEX

Exhibit No.

Exhibit C-8:	Recent Developments of Canada